Exhibit 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended						Nine Month Ended
Earnings:	September 30, 2018		June 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
Net income	$131.5		$126.8		$219.6		$355.3		$556.2
Provision (benefit) for income taxes - continuing operations	41.3		57.4		(119.8)		140.0		(95.5)
(Income) loss from discontinued operations, net of taxes	(2.1)		20.5		3.2		25.1		(214.0)
Income from continuing operations, before provision (benefit) or income taxes	170.7		204.7		103.0		520.4		246.7
Fixed Charges:
Interest and debt expenses on indebtedness	213.9		205.2		176.7		599.6		549.0
Interest factor: one-third of rentals on real and personal properties	4.1		3.9		3.8		11.8		10.9
Total fixed charges for computation of ratio	218.0		209.1		180.5		611.4		559.9
Total earnings before provision (benefit) for income taxes and fixed charges	$388.7		$413.8		$283.5		$1,131.8		$806.6

Ratios of earnings to fixed charges	1.78	x	1.98	x	1.57	x	1.85	x	1.44	x